Tobira Therapeutics, Inc.

701 Gateway Blvd, Suite 300

South San Francisco, CA 94080

June 15, 2015

VIA EDGAR AND

OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Jeffrey P. Riedler

Re:	Tobira Therapeutics, Inc. Application for Withdrawal on Form RW for Registration
Statement on Form S-1 (File No. 333-196975)

Ladies and Gentlemen:

Tobira Therapeutics, Inc. (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-196975 (the “Form S-1 Registration Statement”), relating to its common stock, par value $0.0001 per share, pursuant to Rule 477 under the Securities Act of 1933, as amended.

On May 4, 2015, the Company merged with Regado Biosciences, Inc. (“Regado”) and became a wholly owned subsidiary of Regado. No securities have been sold under the Form S-1 Registration Statement and all activity in pursuit of the public offering has been discontinued.

Accordingly, we request an order granting the withdrawal of the Form S-1 Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

Should you have any questions regarding this matter, please call our attorney, Bennett L. Yee of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, at (650) 321-2400.

Very truly yours,
Tobira Therapeutics, Inc.

By:	/s/ Christopher Peetz
Christopher Peetz
Chief Financial Officer

cc:	Jeffrey P. Riedler (Securities and Exchange Commission)
Johnny Gharib (Securities and Exchange Commission)
Bryan Pitko (Securities and Exchange Commission)
Laurent Fischer, M.D.
Jay K. Hachigian
Bennett L. Yee
Richard C. Blake
Jonathan L. Kravetz
John T. Rudy
Daniel A. Bagliebter